 Ex. 99.28(d)(51)(ii)

Amendment to Amended and Restated Sub-Advisory Agreement Between Jackson

National Asset Management, LLC and Wellington Management Company LLP

This Amendment is made by and between Jackson National Asset Management, LLC, a Michigan limited liability company and registered investment adviser (the “Adviser”), and Wellington Management Company LLP, a Delaware limited liability partnership and registered investment adviser (the “Sub-Adviser”).

Whereas, the Adviser and the Sub-Adviser (the “Parties”) entered into an Amended and Restated Sub-Advisory Agreement effective September 1, 2022 (the “Agreement”), whereby the Adviser appointed the Sub-Adviser to provide certain sub-investment advisory services to certain investment portfolios (the “Funds”) of JNL Series Trust (the “Trust”), as listed on Schedule A to the Agreement.

Whereas, pursuant to the Agreement, the Adviser agreed to pay the Sub-Adviser for the services provided and the expenses assumed by the Sub-Adviser a sub-advisory fee as set forth on Schedule B to the Agreement, and the Sub-Adviser agreed to accept such sub-advisory fee as full compensation under the Agreement for such services and expenses.

Whereas, the Board of Trustees of the Trust has approved, and the Parties have agreed to amend Schedule B to the Agreement to reflect sub-advisory fee changes for the JNL/WMC Balanced Fund, JNL/WMC Global Real Estate Fund, and the JNL/WMC Value Fund, effective September 1, 2023.

Now Therefore, in consideration of the mutual covenants herein contained, the Parties hereby agree to amend the Agreement as follows:

1)	Schedule B to the Agreement is hereby deleted and replaced, in its entirety, with Schedule B dated September 1, 2023, attached hereto.

2)	Except as specifically amended hereby, the Agreement shall remain in full force and effect in accordance with its terms.

3)	Each of the Parties represents and warrants to the other that it has full authority to enter into this Amendment, upon the terms and conditions hereof, and that the individual executing this Amendment is duly authorized to bind the respective party to this Amendment.

4)	This Amendment may be executed in one or more counterparts, which together shall constitute one document.

In Witness Whereof, the Parties have caused this Amendment to be executed, effective September 1, 2023.

Jackson National Asset Management, LLC		Wellington Management Company LLP
By:	/s/ Mark D. Nerud	By:	/s/ Scott Weinberg
Name:	Mark D. Nerud	Name:	Scott Weinberg
Title:	President and CEO	Title:	Managing Director

Schedule B

Dated September 1, 2023

(Compensation)

JNL Multi-Manager Emerging Markets Equity Fund*
[Fees Omitted]

* For the portion of the Average Daily Net Assets managed by Wellington Management Company LLP

JNL/WMC Balanced Fund
Average Daily Net Assets	Annual Rate
Assets up to $5 Billion:
$0 to $200 Million	.270%
$200 Million to $400 Million	.250%
$400 Million to $2.5 Billion	.220%
$2.5 Billion to $5 Billion	.200%
Over $5 Billion	.180%
When assets exceed $5 Billion:
$0 to $2.5 Billion	.210%
$2.5 Billion to $5 Billion	.200%
$5 Billion to $10 Billion	.150%
Over $10 Billion	.140%

JNL/WMC Equity Income Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	.250%
$500 Million to $1 Billion	.220%
Over $1 Billion	.200%

JNL/WMC Global Real Estate Fund
Average Daily Net Assets	Annual Rate
$0 to $250 Million	.375%
$250 Million to $750 Million	.350%
Over $750 Million	.300%

B-1

JNL/WMC Government Money Market Fund
Average Daily Net Assets	Annual Rate
$0 to $1 Billion	.040%*
$1 Billion to $4 Billion	.025%*
Over $4 Billion	.020%*

* The assets of the JNL/WMC Government Money Market Fund of JNL Series Trust and the assets of the JNL Government Money Market Fund of JNL Investors Series Trust will be combined for purposes of determining the applicable annual rate.

JNL/WMC Value Fund
Average Daily Net Assets	Annual Rate
$0 to $500 Million	.250%
$500 Million to $1 Billion	.220%
$1 Billion to $1.5 Billion	.200%
Over $1.5 Billion	.180%

B-2